                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                     Northeast Pennsylvania Financial Corp.
         _______________________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
         _______________________________________________________________
                         (Title of Class of Securities)


                                   663905-10-7
         _______________________________________________________________
                                 (CUSIP Number)

                                   December 31, 1998
         _______________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /x/ Rule 13d-1(b)

   /_/ Rule 13d-1(c)

   /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO.  663905-10-7                   13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Federal Charitable Foundation
        IRS ID No. 06-1512796
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Non-stock corporation incorporated in Delaware.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF                      456,100

       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY                     0

      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH                         456,100

      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                           -0-
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 456,100

________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              7.1% of 6,427,350 shares of Common Stock outstanding as of December 31, 1998.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  CO

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                         FIRST FEDERAL CHARITABLE FOUNDATION
                                  SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Northeast Pennsylvania Financial Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            12 East Broad Street
            Hazleton, Pennsylvania  18201-6591

Item 2(a)   Name of Person Filing:
            First Federal Charitable Foundation

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            12 East Broad Street
            Hazleton, Pennsylvania  18201-6591

Item 2(c)   Citizenship:

            Non-stock corporation incorporated in Delaware.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number: 663905-10-7

Item 3      The person filing this statement is an Endowment Fund.

Item 4 Ownership. As of December 31, 1998, the reporting person beneficially owned 456,100 shares of the issuer. This number of shares represents 7.1% of the common stock, par value $.01, of the issuer, based upon 6,427,350 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of all 456,100 shares and has the sole power to dispose or direct the disposition of all 456,100 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 16, 1999
                  ____________________________________________
                                     (Date)

                               /s/ Megan Kennedy
                  ____________________________________________
                                   (Signature)

                              Corporate Secretary
                  ____________________________________________
                                     (Title)









                              Page 5 of 5 pages